SEC FILE NUMBER
001-41558

CUSIP NUMBER
71422P204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Permex Petroleum Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1700 Post Oak Blvd, 2 Blvd Place, Suite 600

Address of Principal Executive Office (Street and Number)

Houston, Texas 77056

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Permex Petroleum Corporation (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q2 Form 10-Q”) within the prescribed time period due to the Company not filing its Form 10-K for the year ended September 30, 2023 (the “Form 10-K”) until July 29, 2024. Accordingly, until completion of the filing of Form 10-K, the Company was not able to compile all of the necessary information to complete the preparation of its unaudited financial statements to be included in the Q2 Form 10-Q as of the date that the Q2 Form 10-Q was required to be filed.  The Company was also unable to file the Q2 Form 10-Q within the 5-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, for the reason stated above. Subsequent to the filing of the Form 10-K, the review of the Q2 Form 10-Q by the Company’s auditor was delayed primarily due to the Company having insufficient funds to be able to pay the auditor the fees incurred in connection with the audit of the Form 10-K. The Company currently expects to file the Q2 Form 10-Q within two weeks of the date of this Form 12b-25, although no assurance can be given as to this timeframe.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include: (i) statements regarding the Company’s expected timing regarding the filing of the Q2 Form 10-Q and (ii) statements regarding the Company’s financial results for the three and six months ended March 31, 2024. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, unexpected delays which the Company may incur in connection with the preparation of the Q2 Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley Taillon	346	245-8981
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

The Company has yet to file its Form 10-Q for the three months ended December 31, 2023, and its Form 10-Q for the three and nine months ended June 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Permex Petroleum Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 26, 2024	By	/s/ Bradley Taillon
Bradley Taillon
President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

The Company’s total revenues for the three and six months ended March 31, 2024 are expected to be approximately $30,870 and $[83,985 respectively, compared to total revenues of $180,638 and $402,580 for the three and six months ended March 31, 2023, respectively, and the Company’s total operating expenses are expected to be approximately $451,842 and $1,258,136, respectively, for the three and six months ended March 31, 2024, compared to total operating expenses of $1,295,991 and $2,851,966, respectively, for the three and six months ended March 31, 2023. The Company’s loss from operations is expected to be approximately $420,972 and $1,174,151, respectively, for the three and six months ended March 31, 2024, compared to total operating expenses of $1,115,353 and $2,449,386, respectively, for the three and six months ended March 31, 2023. The Company cautions that the estimation of total revenues, total operating expenses and operating loss for the three and six months ended March 31, 2024, is preliminary and subject to change, possibly materially, following the review of the Company’s financial statements.

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